EXHIBIT 99.1

FOR IMMEDIATE RELEASE

MAGAL SECURITY SYSTEMS ANNOUNCES FILING OF 2020 ANNUAL REPORT

YEHUD, ISRAEL – April 26, 2021 Magal Security Systems, Ltd. (Nasdaq: MAGS), a leading international provider of comprehensive physical, video and access control security products and solutions, as well as critical site management, announced that earlier today it filed its annual report containing audited consolidated financial statements for the year ended December 31, 2020 with the U.S. Securities and Exchange Commission.

Please note that certain of the unaudited financial numbers included in our earnings release dated April 6, 2021 have been updated in the annual report to reflect certain audit adjustments.

The annual report is available on the Company’s website (www.magalsecurity.com). Shareholders may receive a hard copy of the annual report free of charge upon request.

About Magal Security Systems, LTD.

Magal is a leading international provider of comprehensive physical, video and access control security products and solutions, as well as site management. Over the past 45 years, Magal has delivered its products as well as tailor‐made security solutions and turnkey projects to hundreds of satisfied customers in over 100 countries ‐ under some of the most challenging conditions. Magal offers comprehensive integrated solutions for critical sites, managed by Fortis X ‐ our new generation, cutting‐edge physical security information management system (PSIM). The solutions leverage our broad portfolio of home‐grown PIDS (Perimeter Intrusion Detection Systems), Symphony ‐ our advanced VMS (Video Management Software) with native IVA (Intelligent Video Analytics) security solutions.

On 7 February 2021, Magal entered into an asset purchase agreement to sell its Integrated Solutions Division, or projects division, to Aeronautics Ltd., a subsidiary of RAFAEL Advanced Defense Systems Ltd., for approximately $35 million. The transaction is expected to be completed by the end of the second quarter of 2021, and is subject to customary closing conditions, including regulatory approvals.

For more information:

Magal Security Systems Ltd. Diane Hill, Assistant to the CEO Tel: +972-3-539-1421 E-mail: dianeh@magal-s3.com Web: www.magalsecurity.com	IR Contact: Brett Maas Managing Partner Hayden IR +1 646-536-7331 Brett@HaydenIR.com